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EXHIBIT 3.3

(ON CHRISTIAN & BARTON, L.L.P. LETTERHEAD)


NOVEMBER 13, 1996


John Nuveen & Co. Incorporated
333 W. Wacker Drive
Chicago, Illinois 60606

Attn:  James J. Wesolowski, Esquire
      General Counsel


The Chase Manhattan Bank,
as Trustee of Nuveen Tax-Free Unit Trust
Series 900,
Virginia Traditional Trust 313
Nuveen Administration Department
4 New York Plaza - 3rd Floor
New York, New York 10004-2413


Gentlemen:


    We have acted as special Virginia counsel to Nuveen Tax-Free Unit Trust, Series 900 (the "Fund"), concerning a Registration Statement (No. 333-14359) under the Securities Act of 1933, as amended (the "Registration Statement"), covering the issuance by the Fund of units of fractional undivided interest pursuant to a Trust Indenture and Agreement dated as of the date hereof between John Nuveen & Co. Incorporated and The Chase Manhattan Bank (the "Trustee"). The Fund will issue units in several State Trusts, one of which is the Virginia Traditional Trust (the "Virginia Trust" or "Trust", the units of which are referred to as the "Units"). The Units will be purchased by various investors (the "Unitholders"). Each Trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.


    The  assets  of  the  Virginia   Trust  will  consist  of   interest-bearing
obligations issued by or on behalf of the Commonwealth of Virginia, its counties, municipalities, authorities or political subdivisions, and, provided the interest thereon is exempt from Virginia income taxes by the laws or treaties of the United States, by or on behalf of United States territories or possessions, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands, and their political subdivisions and authorities (the "Bonds").

    You have requested our opinion as to the application of Virginia state and local taxes to the Trust and the Unitholders. In rendering our opinion, we have assumed that the interest on all Bonds in the Trust will be exempt from Federal income tax. Furthermore, in rendering our opinion, we have relied on the opinion of Messrs. Chapman and Cutler, of even date herewith, that:

    (1)--The Trust is not an association taxable as a corporation for Federal income tax purposes but will be governed by the provisions of Subchapter J (relating to Trusts) (the "Code");

    (2)--each Unitholder of the Trust will be considered as owning a pro rata share of each asset of the Trust in the proportion that the number of Units of the Trust held by such Unitholder bears to the total number of outstanding Units of the Trust, and income of the Trust will be treated as income of each Unitholder in the proportion described above and an item of Fund income will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee.

    Based upon the foregoing, we are of the opinion that, under existing Virginia law:

    (i)--The Trust will be treated as a trust for Virginia income tax purposes and not as an association taxable as a corporation. As a result, income of the Trust will be treated as the income of the Unitholders.

    (ii)--Amounts representing tax-exempt interest for federal income tax purposes received or accrued by the Trust with respect to the Bonds, will not be taxed to the Trust or to the Unitholders for Virginia income tax purposes. To the extent that interest on obligations of the Commonwealth or any political subdivision or instrumentality thereof is included in federal adjusted gross income, that income shall be subtracted in arriving at Virginia taxable income.

    (iii)--Where an independent Virginia income tax exemption is independently provided for interest on certain obligations, including those issued by industrial development authorities created pursuant to the Virginia Industrial Development and Revenue Bond Act, by the Virginia Housing Development Authority, by the Virginia
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Resources Authority and by  the Virginia Education  Loan Authority, interest  on such obligations is exempt from Virginia income taxation without regard to any exemption from federal income taxes.

    (iv)--Gain which is subject to federal income taxation (whether as a result of the sale of Bonds by the Trust or as a result of the sale of a Unit by the Unitholder) will be included in the Unitholder's Virginia taxable income. Notwithstanding the foregoing under the language of certain enabling legislation, however, such as the Virginia Industrial Development and Revenue Bond Act, the Virginia Resources Authority Act and the Virginia Housing Development Authority Act, profit made on the sale of obligations issued by authorities created thereunder is expressly exempt from Virginia income taxation. Such enabling legislation does not appear to require a disallowance in the calculation of Virginia taxes of any loss that may be deductible for federal income tax purposes with respect to such obligations, although the Virginia Department of Taxation has taken a contrary view.

    No income tax is imposed by any political subdivision of the Commonwealth of Virginia. The Commonwealth of Virginia does not impose a gift tax, and the Virginia estate tax on a resident's Federal taxable estate and a nonresident's Federal taxable estate located in the Commonwealth is equal to the maximum state death tax credit allowable against the federal estate tax payable by the estate.

    We have not examined any of the Bonds, nor have we made any review of the proceedings relating to the issuance of the Bonds or the basis for any opinions with respect to their validity or the tax-exempt status thereof for federal income tax purposes. We have made no independent investigation as to, or passed on, the operation of the Trust or the sale of the Units in Virginia or in any other state. No opinion was requested, nor is any opinion expressed, with respect to any tax consequences to the sponsor of the Trust, any underwriters, or any broker-dealers.

    We should point out that to the extent the Trust consists of property of persons domiciled in Virginia, the Trust will in our opinion be considered a "resident trust" for Virginia income tax purposes. While we do not believe that the mere ownership by the Trust of the Bonds constitutes sufficient nexus to subject the Trust to the tax jurisdiction of Virginia, we express no opinion as to whether any activities with respect to the sale of Units in Virginia may establish such a nexus. If a sufficient nexus exists, then if the Trust is required to file a federal fiduciary income tax return it will also be required to file a Virginia fiduciary income tax return. Any such return would be for information purposes only, since each transaction of the Trust should be treated as a transaction of the several Unitholders, and not as a transaction of the Trust that could give rise to Virginia taxable income of the Trust.

    We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name and the reference to our firm in the Registration Statement and the prospectus included therein.

Very truly yours,

CHRISTIAN & BARTON, L.L.P.